Exhibit 2.1
PLAN OF COMPLETE LIQUIDATION
OF FOOTSTAR, INC.

This Plan of Complete Liquidation (the “Plan”) is intended to accomplish a complete liquidation of Footstar, Inc., a Delaware corporation (the “Company”), in a  manner that satisfies Section 331 of the Internal Revenue Code of 1986, as amended (the “Code”), as follows:

1.
Scope of Plan.  The Plan provides for the complete liquidation of the Company by providing for a series of distributions of cash to the stockholders of the Company (the “Stockholders”) generated from cash on hand, the sale of certain assets and the wind-down of the Company’s business as described in the Plan, including the submission of a plan of dissolution to the Company’s Stockholders in 2009 after expiration of the Company’s agreement with Kmart to exclusively operate the footwear departments in all Kmart stores through the end of December, 2008 (the “Kmart Agreement”).

2.
Adoption of Plan by the Board of Directors.  The Board of Directors of the Company (the “Board”) intends to adopt the Plan at a regular or special meeting of the Board or pursuant to a unanimous written consent.  The Plan shall constitute the adopted Plan of the Company on the date on which the Plan is formally adopted by the Board at such a meeting or pursuant to unanimous written consent (the “Adoption Date”).

3.
Liquidation of the Company’s Business.  As part of its emergence from bankruptcy in February 2006, substantially all of the Company’s business operations were related to the Kmart Agreement. At the end of such term the Kmart Agreement provided for the purchase by Kmart of the remaining  inventory in the Kmart footwear departments at which time the Company would be forced to liquidate unless it identified, developed or implemented a viable business alternative to offset its Kmart business.  Following its emergence from bankruptcy, the Company’s Board of Directors (the “Board”), with the assistance of investment bankers, evaluated a number of possible alternatives to enhance shareholder value, including acquisition opportunities, changes in the terms of the Company’s principal contracts, including the early termination of or extension of the Kmart Agreement, the payment of one or more dividends, and the sale of our assets or stock.   As of early 2007, the Board determined the best course of action was to operate under the Kmart Agreement through its expiration in December 2008, unless earlier terminated.  In March 2007, the Company engaged a real estate broker in order to sell its headquarters building.

In 2008, Kmart and the Company entered into discussions with respect to the termination of the Kmart Agreement and the sale of certain intellectual property to Kmart.  As a result of such discussions on April 3, 2008 the Company sold such intellectual property to Kmart affiliates for approximately $13 million, and reached an agreement on how inventory would be valued upon termination of the Kmart Agreement at the end of 2008.

Based on the above, the Board determined that it is in the best interest of the Company and its Stockholders to liquidate its business and ultimately dissolve after the expiration of Kmart Agreement (and other miscellaneous contracts through the end of such term) and to sell the Company’s other assets.  Such dissolution is anticipated to be effected pursuant to a plan of dissolution which will be submitted for the approval of Stockholders in 2009 after expiration of the Kmart Agreement and the satisfaction in full of the Obligations under the Company’s Amended and Restated Exit Credit Agreement dated as of February 7, 2006 (as amended).

4.
Reserve for Liabilities.  After the Adoption Date, the Company shall, when and as determined by the Board in its absolute discretion, pay, or shall make adequate provision for payment of, all known and uncontroverted liabilities of the Company (including indemnification obligations and expenses associated with the liquidation and dissolution of the Company and the satisfaction in full of the Obligations under the Company’s Amended and Restated Exit Credit Agreement dated as of February 7, 2006 (as amended)) and shall set aside from its cash-on-hand such additional amount as the Board in its absolute discretion determines to be appropriate from time to time in connection with other, unascertained or contingent, liabilities of the Company.

5.
Distributions to Stockholders.  In connection with the Company’s previous pursuit of strategic alternatives to continue a viable business beyond the expiration of the Kmart Agreement, at the end of December 2006 the Company had retained a significant amount of cash-on-hand.  Since the Company had concluded such investigation, the Company declared, on March 27, 2007, a pro rata cash distribution of $5.00 per share to its Stockholders of record on April 13, 2007.  In connection with the Company’s adoption of the Plan, it has declared on the Adoption Date that it shall make a pro rata cash distribution of $1.00 per share to its Stockholders of record at the close of business on May 28, 2008.  In addition, the Company shall make pro rata liquidating distributions to the Stockholders in cash from time to time after the Adoption Date as determined by the Board in its absolute discretion; provided that, in the determination of the Board, amounts contemplated to be held as a reserve under Section 4 of this Plan are so reserved.  Since the Kmart contract does not terminate until the end of December 2008, it is anticipated that the final liquidating distribution will not be distributed to the Stockholders until after such date and the date of approval by the Stockholders of a plan of dissolution.

6.
Liquidation under Section 331.  It is intended that the Plan shall be a plan of complete liquidation within the terms of Section 331 of the Code.  The Plan shall be deemed to authorize such action as may be necessary to conform with the provision of said Section 331.

7.	Form 966. No later than thirty (30) days following the Adoption Date, the Company shall file U.S. Treasury Form 966 with the Internal Revenue Service.

8.
Authorization.  The proper officers of the Company are hereby authorized to do and perform, any and all acts and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates and other documents of every kind which are deemed necessary, appropriate or desirable, to implement the Plan and the transactions contemplated hereby, as authorized in the absolute discretion of the Board, including without limiting the foregoing, all filings or acts required by state or federal law or regulation to engage in a plan of complete liquidation (within the meaning of Section 331 of the Code).

9.	No Third Party Beneficiaries. Nothing contained herein shall create any rights in favor of any person or entity other than the Company.